EXHIBIT 5.1

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Registration Statement of Canadian Pacific Railway Company on Form F-9 of our report dated February 23, 2009, to the shareholders of Canadian Pacific Railway Limited, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Canadian Pacific Railway Limited’s Annual Report on Form 40-F for the year ended December 31, 2008. We also consent to the reference to us under the heading “Experts” in the Short Form Base Shelf Prospectus contained in such Registration Statement.

Chartered Accountants

Calgary, Canada

June 11, 2009

PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the

PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.